SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 5, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated June 5, 2007 regarding “Ericsson announces cash offer to acquire LHS”.

Press release June 5, 2007

Ericsson announces cash offer to acquire LHS

This announcement and the information contained herein are restricted and are not for release, publication or distribution, in whole or in part, in or into the USA, Canada, Australia or Japan.

Ericsson (NASDAQ:ERIC), through a wholly owned subsidiary, today announces a voluntary public cash offer to acquire LHS AG (“LHS”) (XETRA:LHS) for EUR 22.5 in cash per share (the “cash offer”), valuing the company at approximately EUR 310 million. The cash offer represents a premium of 33 percent to the LHS one month average share price until June 4, 2007 of EUR 16.9. With the acquisition Ericsson strengthens its leading offering in revenue management with a fully integrated convergent charging and billing solution and expands its customer base.

•	Ericsson offers EUR 22.5 per share in cash.

•	Total enterprise value of EUR 310 million.

•

Ericsson has agreed to acquire 55.1 percent of the registered share capital and has entered into irrevocable undertakings to secure 20.0 percent of the shares. In total Ericsson has secured 75.1 percent of the registered share capital.

•	EPS accretive from 2008 onwards, excluding possible depreciation of intangibles.

•	Combines Ericsson’s prepaid solutions with LHS postpaid offering to provide a fully integrated convergent charging and billing solution for mobile and fixed operators.

•	Expands Ericsson’s customer base and enables significant cross-sell opportunities.

Carl-Henric Svanberg, President and CEO of Ericsson, says: “Operators are quickly moving towards convergent charging and billing solutions to enhance their relationship with consumers, improve cost efficiency and limit financial risk. Ericsson and LHS form a strong constellation of prepaid and postpaid solutions ready to immediately capture this opportunity. Ericsson’s leadership in real-time charging and mediation, together with the leading billing and customer care solutions of LHS, make the two companies a leading player in revenue management and strengthen our overall multimedia offering.”

The multimedia market is quickly evolving and converging: industries, (telecom, media and internet), technologies and payment options. Operators are adapting in order to leverage the opportunities modern networks enable and on consumers’ growing demand for new services, in a cost-efficient manner. End-to-end revenue management solutions must be able to handle convergent technologies including IP-based broadband services, a variety of business models and partner relationships, as well as be payment-option agnostic.

LHS is a leading billing and customer care software and services company recognized for its competence, award-winning solutions and solid market performance. LHS has more than 120 installations, complementing the strong Ericsson base of more than 150 customers in prepaid/real-time charging, and about 300 customers in mediation. The acquisition offers significant potential for revenue synergies from cross-selling and greenfield opportunities.

LHS was established as an Independent Software Vendor (ISV) in 2004. The company employs about 550 people and has its headquarters in Frankfurt, with regional offices in seven countries. LHS sales in 2006 amounted to EUR 71.6 million (54 percent increase YoY) and the adjusted EBITDA margin was 17 percent.

The transaction is expected to be accretive from 2008 onwards, excluding possible depreciation of acquired intangibles.

The acquisition will be conducted by means of a public voluntary cash offer to the LHS shareholders, valuing the share capital at EUR 316 million (excluding treasury shares). Enterprise value for LHS is EUR 310 million after adjusting for options of EUR 16.1 million and the net cash position of EUR 22.2 million.

The cash offer is subject to the satisfaction of all necessary approvals and clearances from competition authorities have been obtained.

An offer document regarding the cash offer will be published upon approval of the German Federal Financial Supervisory Authority (BaFin). The publication, at which time also the offer period begins, is expected to occur in one month’s time. Completion of the cash offer is expected in the third quarter, 2007.

Ericsson has today June 5 2007, through its wholly owned subsidiary, signed an agreement to acquire 8.0 million shares representing 55.1 percent of all shares in LHS from its main owners, LHS Beteiligungs AG, the investment vehicle controlled by Mr Hartmut Lademacher (founder and Chairman of the Supervisory Board) and funds advised by General Atlantic. In addition, Ericsson, through its wholly owned subsidiary, has also entered into irrevocable undertakings to secure 20.0 percent of the shares. In total Ericsson has secured 75.1 percent of the registered share capital in LHS.

ABN AMRO acts as Ericsson’s sole financial advisor in the transaction.

NOTES TO EDITORS:

Ericsson invites media, investors and analysts to a conference call at 10.00 (CET), June 5, 2007.

Live audio web cast of the conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

Related press releases:

Ericsson acquires Mobeon and strengthens multimedia strategy

http://www.ericsson.com/ericsson/press/releases/20070315-1111946.shtml

Ericsson announces cash offer to acquire Tandberg Television

http://www.ericsson.com/ericsson/press/releases/20070226-1107685.shtml

Ericsson to acquire Redback Networks

http://www.ericsson.com/ericsson/press/releases/20061220-1094314.shtml

Ericsson acquires leading fiber access company Entrisphere

http://www.ericsson.com/ericsson/press/releases/20070212-1104096.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

The cash offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of LHS.

Restrictions

The cash offer will not be made in any jurisdiction in which the making of the cash offer would not be in compliance with the laws of such jurisdiction.

Forward Looking Statement

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Ericsson’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements due to various factors. LHS and Ericsson are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 5, 2007